EXHIBIT 21.1

EXHIBIT 21 -- SUBSIDIARIES OF THE REGEISTRANT

American Resources Corp

Subsidiaries of the Registrant

September 30, 2023

The following is a list of the Company’s subsidiaries as of September 30, 2023, except for unnamed subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as defined in Regulation S-X of the United States Securities and Exchange Commission (17 CFR 210.1-02(w)).

Entity Name	Domestic Jurisdiction

American Carbon Corp	Indiana
Deane Mining, LLC	Delaware
ERC Mining Indiana Corp	Indiana
McCoy Elkhorn Coal LLC d/b/a McCoy Elkhorn Coal	Indiana
Knott County Coal LLC	Indiana
Wyoming County Coal LLC	Indiana
Perry County Resources LLC	Indiana
reELEMENT Technologies Corp	Indiana
American Metals LLC	Indiana
Advanced Carbon Materials LLC	Indiana
American Opportunity Ventures, LLC	Delaware
American Opportunity Ventures II, LLC	Delaware
Novusterra Inc	Florida